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                                                                    EXHIBIT 21.1

                  SUBSIDIARIES OF PRISM FINANCIAL CORPORATION

    Prism Financial Corporation, a Delaware corporation, upon the closing of the offering, will own all of the outstanding equity interests of Prism Mortgage Company, an Illinois corporation, which owns all of the outstanding equity interests of the following entities:

        1. Pacific Guarantee Mortgage Corporation, a California corporation

        2. Mortgage Market, Inc., an Oregon corporation

        3. PointSource Financial, L.L.C., an Illinois limited liability company

        4. Infiniti Mortgage, L.L.C., an Illinois limited liability company

        5. Illinois Guaranty Title, L.L.C., an Illinois limited liability company

        6. Lenders Origination Services, L.L.C., an Illinois limited liability company